SE



19010857

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	August 31, 2020
Estimated average burden hours per response......12.00	

FORM X-17A-5
PART III

SEC FILE NUMBER
8-34937

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING___**01/01/2018**___ AND ENDING___**12/31/18**___
                                          MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

SEC
Mail Processing
Section

JUL 2 2 2019

Washington DC
406

NAME OF BROKER-DEALER: **Lam Securities Investments, Inc.**

OFFICIAL USE ONLY

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

FIRM I.D. NO.

2099 Lake Street

(No. and Street)

San Francisco,   **CA**   **94121**

(City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Dick Lam   (415) 752-0102

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Alvarez & Associates, Inc. Certified Public Accountants

(Name – if individual, state last, first, middle name)

9221 Corbin Ave., Suite 165   **Northridge,**   **CA**   **91324**

(Address)   (City)   (State)   (Zip Code)

CHECK ONE:

[✓] Certified Public Accountant

[ ] Public Accountant

[ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (11-05)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, __Dick Lam__ _____ , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of __Lam Securities Investments, Inc.__ _____ , as of __December 31__ _____, 20 __18__ , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____


(signature)

Signature

President
_____
Title


_____
Notary Public

This report ** contains (check all applicable boxes):
- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

> **A notary public or other officer completing this certificate verifies only the identity of the individual who signed the document to which this certificate is attached, and not the truthfulness, accuracy, or validity of that document.**

State of __California__

County of __San Francisco__

Subscribed and sworn to (or affirmed) before me on this __17th__ day of __July__ , __2019__ by

_____ __Dick Lam__ _____ proved to me on the basis of satisfactory evidences to be the person who appeared before me.

Notary Public _(signature)_



ALVAREZ & ASSOCIATES, INC
CERTIFIED PUBLIC ACCOUNTANTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Directors and Equity Owner of Lam Securities Investments, Inc.:

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Lam Securities Investments, Inc. (the "Company") as of December 31, 2018, the related statements of operations, changes in stockholder's equity, and cash flows for the year then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2018, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States.

Going Concern

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 3 to the financial statements, the Company has suffered recurring losses from operations which raises substantial doubt about its ability to continue as a going concern. Management's plans in regard to these matters are also described in Note 3. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The information contained in Schedules I and II ("Supplemental Information") has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The Supplemental Information is the responsibility of the Company's management. Our audit procedures included determining whether the Supplemental Information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the Supplemental Information. In forming our opinion on the Supplemental Information, we evaluated whether the Supplemental Information, including its form and content is presented in conformity with 17 C.F.R. § 240.17a-5. In our opinion, Schedules I and II are fairly stated, in all material respects, in relation to the financial statements taken as a whole.

Alvarez & Associates, Inc.

Alvarez & Associates, Inc.

We have served as the Company's auditor since 2019.
Northridge, California
July 18, 2019


 

Lam Securities Investments, Inc.
Statement of Financial Condition
December 31, 2018

Assets

Cash	$	14,066
Property & equipment		42,775
Total assets	$	56,841

Liabilities and Stockholder's Equity

Liabilities

Accounts payable and accrued expenses	$	1,746
Total liabilities		1,746

Commitments and contingencies

Stockholder's equity

Common stock, no par value, 10,000 shares authorized,	
5,600 shares issued and outstanding,	295,296
Additional paid-in capital	503,972
Accumulated deficits	(744,173)
Total stockholder's equity	55,095
Total liabilities and stockholder's equity	$ 56,841

Lam Securities Investments, Inc.
Statement of Operations
For the Year Ended December 31, 2018

Revenues

Commission income	$	3,404
Total revenues		3,404

Expenses

Employee compensation and benefits	7,346
Professional fees	6,790
Other operating expenes	25,073
Total expenses	39,209
Net income (loss) before income tax provision	(35,805)
Income tax provision	800
Net income (loss)	$ (36,605)

Lam Securities Investments, Inc.
Statement of Changes in Stockholder's Equity
For the Year Ended December 31, 2018

	Common Stock	Additional Paid-in Capital	Accumulated Deficits	Total
Balance at December 31, 2017	$ 295,296	$ 470,972	$ (707,568)	$ 58,700
Capital contributions	-	33,000	-	33,000
Net income (loss)	-	-	(36,605)	(36,605)
Balance at December 31, 2018	$ 295,296	$ 503,972	$ (744,173)	$ 55,095

Lam Securities Investments, Inc.
Statement of Cash Flows
For the Year Ended December 31, 2018

Cash flow from operating activities:

Net income (loss)		$	(36,605)
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:			
Depreciation	$	1,626	
(Decrease) increase in :			
Accounts payable and accrued expenses		1	
Total adjustments			1,627
Net cash provided by (used in) operating activities			(34,978)
Net cash provided by (used in) investing activities			-
Cash flow from financing activities:			
Proceeds from capital contributions		33,000	
Net cash provided by (used in) financing activities			33,000
Net increase (decrease) in cash			(1,978)
Cash at December 31, 2017			16,044
Cash at December 31, 2018		$	14,066

Supplemental disclosure of cash flow information:

Cash paid during the year for:

Interest	$	-
Income taxes	$	800

Lam Securities Investments, Inc.
Notes to Financial Statements
December 31, 2018

NOTE 1: GENERAL AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization

Lam Securities Investments, Inc. (the "Company") is a California corporation incorporated on November 17, 1994 that began operations on January 1, 1995. The Company operates as a registered broker/dealer in securities under the provision of the Securities Exchange Act of 1934. The Company is a member of the Financial Industry Regulatory Authority ("FINRA") and the Securities Investor Protection Corporation ("SIPC").

The Company is engaged in business as a securities broker-dealer, that provides several classes of services, including asset management, retail broker services and mutual fund retailer.

Under its membership agreement with FINRA and pursuant to Rule 15c3-3(k)(2)(ii), the Company conducts business on a fully disclosed basis and does not execute or clear securities transactions for customers. Accordingly, the Company is exempt from the requirement of Rule 15c3-3 under the Securities Exchange Act of 1934 pertaining to the possession or control of customer assets and reserve requirements.

Summary of Significant Accounting Policies

The presentation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Revenue Recognition

Securities transactions are recorded on a settlement date basis, except for proprietary transactions, commission revenues and the related expenses which are recorded on a trade date basis. Accounting principles generally accepted in the United States of America require transactions to be recorded on a trade date basis, however there is no material difference between trade date and settlement date for the Company.

NOTE 1: GENERAL AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Property & equipment are stated at cost. Repairs and maintenance to these assets are charged to expense as incurred; major improvements enhancing the function and/or useful life are capitalized. When items are sold or retired, the related cost and accumulated depreciation are removed from the accounts and any gains or losses arising from such transactions are recognized.

With the consent of its stockholder, the Company has elected to be treated as an S Corporation under Subchapter S of the Internal Revenue Code. Subchapter S of the Code provides that in lieu of corporate income taxes, the stockholder is individually taxed on the Company's taxable income; therefore, no provision or liability for Federal Income Taxes is included in these financial statements. The State of California has similar regulations, although there exists a provision for a minimum franchise tax and a tax rate of 1.5% over the minimum franchise fee of $800.

NOTE 2: INCOME TAXES

As discussed in Note 1 the Company has elected the S Corporate tax status; therefore, no federal income tax provision is reported.

The Company is required to file income tax returns in both federal and state tax jurisdictions. The Company's tax returns are subject to examination by taxing authorities in the jurisdictions in which it operates in accordance with the normal statutes of limitations in the applicable jurisdiction. For federal purposes, the statute of limitations is three years. Accordingly, the Company is no longer subject to examination of federal returns filed more than three years prior to the date of these financial statements. The statute of limitations for state purposes is generally three years, but may exceed this limitation depending upon the jurisdiction involved. Returns that were filed within the applicable statute remain subject to examination. As of December 31, 2018, the IRS has not proposed any adjustment to the Company's tax position.

NOTE 3: GOING-CONCERN

The Company has suffered losses from operations and minimal revenue which raises substantial doubt about its ability to continue as a going concern. Management's plans is to continue to infuse capital into the business on a regular basis to fund its operation. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

NOTE 4: PROPERTY & EQUIPMENT, NET

Property & equipment are recorded net of accumulated depreciation and summarized by major classification as follows:

			Useful Life
Property & equipment	$	53,015	7 years
Leasehold improvements		63,398	39 years
Automobile		34,658	5 years
Total property & equipment		151,071	
Less: accumulated depreciation		(108,296)	
Total Property & equipment, net	$	42,775	

Depreciation expense for the year ended December 31, 2018 was $1,626.

NOTE 5: CONCERNTRATION OF CREDIT RISK

The Company is engaged in various trading and brokerage activities in which counter-parties primarily include broker-dealers, banks, and other financial institutions. In the event counter-parties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counter-party or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counter-party.

NOTE 6: COMMITMENT AND CONTIGENCIES

The Company has no commitment and had not been named as a defendant in any lawsuit as of December 31, 2018, or during the year then ended.

NOTE 7: SUBSEQUENT EVENTS

Subsequent to year end but prior to the issuance of these financial statements, the Company was suspended from FINRA due to the late filing of the required annual audit report. These financial statements do not contain any adjustments for fines or other fees associated with the filing of the audit report or the reinstatement of the Company.

The Company has evaluated events subsequent to the statement of financial condition date for items requiring recording or disclosure in the financial statements. The evaluation was performed through the date the financial statements were available to be issued. Based upon this review, the Company has determined that there were no events, in addition to the one mentioned above, which took place that would have a material impact on its financial statements.

NOTE 8: RECENTLY ISSUED ACCOUNTING STANDARDS

Financial Accounting Standards Board ("FASB") Accounting Standards Update ("ASU") 2014-09, Revenue from Contracts with Customers: Topic 606, also referred to as Accounting Standards Codification Topic 606 ("ASC Topic 606"), supersedes nearly all existing revenue recognition guidance under GAAP. ASC Topic 606 requires a principle-based approach for determining revenue recognition. The core principle is that an entity should recognize revenue to depict the transfer of goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. ASC Topic 606 is effective for the Company as of its year ended December 31, 2018.

ASC Topic 606 had no material impact on the Company's financial statements.

In February 2016, the FASB issued ASU No. 2016-02, Leases (Topic 842), which supersedes the existing guidance for lease accounting. ASU 2016-02 requires lessees to recognize leases with terms longer than 12 months on their balance sheets. It requires different patterns of recording lease expense for finance and operating leases. It also requires expanded lease agreement disclosures. Lessor accounting is largely unchanged. ASU 2016-02 is effective for the Company as of its year ending December 31, 2019.

Management has determined that ASU 2016-02 will not have a material impact on the Company's financial statements.

NOTE 9: NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. Net capital and aggregate indebtedness change day to day, but on December 31, 2018, the Company had net capital of $12,320 which was $7,320 in excess of its required net capital of $5,000; and the Company's ratio of aggregate indebtedness ($1,746) to net capital was 0.14 to 1.

Lam Securities Investments, Inc.
Schedule I - Computation of Net Capital Requirements
Pursuant to Rule 15c3-1
As of December 31, 2018

Computation of net capital

Common stock	$	295,296	
Additional paid-in capital		503,972	
Accumulated deficits		(744,173)	
Total stockholder's equity			$ 55,095
Less: Non-allowable assets			
Property & equipment, net		(42,775)	
Total non-allowable assets			(42,775)
Net Capital			12,320

Computation of net capital requirements

Minimum net capital requirement

6 2/3 percent of net aggregate indebtedness	$	116	
Minimum dollar net capital required	$	5,000	
Net capital required (greater of above)			(5,000)
Excess net capital			$ 7,320
Aggregate indebtedness			$ 1,746
Ratio of aggregate indebtedness to net capital			0.14 : 1

There was no material difference between net capital computation shown here and the net capital computation shown on the Company's unaudited Form X-17A-5 report dated December 31, 2018.

Net capital per unaudited FOCUS Report		$ 12,320
Adjustments		
Accumulated deficits	(1,626)	
Non-allowable assets	1,626	
		-
Net capital per audited financial statements		$ 12,320

Lam Securities Investments, Inc.

Schedule II - Computation for Determination of the Reserve Requirements and Information Relating to Possession or Control Requirements For Brokers and Dealers Pursuant to SEC Rule 15c3-3

As of December 31, 2018

The Company is exempt from the provision of Rule 15c3-3 under paragraph (k)(2)(ii) in that the Company carries no accounts, does not hold funds or securities for, or owe money or securities to customers. The Company will effectuate all financial transactions on behalf of its customers on a fully disclosed basis. Accordingly, there are no items to report under the requirements of this Rule.

Lam Securities Investments, Inc.

Report on Exemption Provisions

For the Year Ended December 31, 2018



ALVAREZ & ASSOCIATES, INC
CERTIFIED PUBLIC ACCOUNTANTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Directors and Equity Owner of Lam Securities Investments, Inc.:

We have reviewed management's statements, included in the accompanying Assertions Regarding Exemption Provisions, in which (1) Lam Securities Investments, Inc. identified the following provisions of 17 C.F.R. § 15c3-3(k) under which Lam Securities Investments, Inc. claimed an exemption from 17 C.F.R. § 240.15c3-3: (k)(2)(ii) (the "exemption provisions") and (2) Lam Securities Investments, Inc. stated that Lam Securities Investments, Inc. met the identified exemption provisions throughout the year ended December 31, 2018, without exception. Lam Securities Investments, Inc.'s management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Lam Securities Investments, Inc.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Alvarez & Associates, Inc.

Alvarez & Associates, Inc.

Northridge, California
July 18, 2019

☎ 818-451-4661

9221 Corbin Avenue Suite 165 ⌂
Northridge, California 91324
www.AAICPAs.com

Lam ♣ **LAM SECURITIES INVESTMENTS, INC.**
林 氏 理 財 證 券 投 資 公 司

Assertions Regarding Exemption Provisions

We, as members of management of Lam Securities Investments, Inc. ("the Company"), are responsible for compliance with the annual reporting requirements under Rule 17a-5 of the Securities Exchange Act of 1934. Those requirements compel a broker or dealer to file annuals reports with the Securities Exchange Commission (SEC) and the broker or dealer's designated examining authority (DEA). One of the reports to be included in the annual filing is an exemption report prepared by an independent public accountant based upon a review of assertions provided by the broker or dealer. Pursuant to that requirement, the management of the Company hereby makes the following assertions:

The Company claims exemption from the custody and reserve provisions of Rule 15c3-3 by operating under the exemption provided by Rule 15c3-3, Paragraph (k)(2)(ii).

The Company met the identified exemption provision without exception throughout the year ended December 31, 2018.

Lam Securities Investments, Inc.

By:

(Dick Lam, President)